Via Facsimile and U.S. Mail
Mail Stop 4720

April 22, 2010

Mr. Jitendra N. Doshi
Chief Executive Officer
Caraco Pharmaceuticals Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, Michigan 48202

Re: Caraco Pharmaceuticals Laboratories, Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2009
Form 10-Q for the Quarterly Period Ending September 30, 2009
Definitive Proxy Statement on Schedule 14A Filed July 29, 2009
File No. 001-31773

Dear Mr. Doshi:

    We have reviewed your February 12, 2010 response to our January 29, 2010 letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments.

Form 10-K for the Year Ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources

Fiscal 2009 and Fiscal 2008, page 32

1. We acknowledge your response to prior comment one. However your calculations of inventory levels equivalent to days sales on hand appears to be based on amounts during the last quarter of each fiscal year instead of the entire fiscal year. Revise your disclosure to clarify why this is meaningful and to disclose days sales on hand for

each year presented. Please revise your disclosure to clarify how days sales on hand are calculated including why you calculate it based on sales rather than on cost of sales. In addition, consistent with your response please disclose that the FDA warning letter and your voluntary product recalls had no material impact on inventory balances at March 31, 2009.

Form 10-Q for the Quarterly Period Ending September 30, 2009

Financial Statements

Notes to Unaudited Financial Statements

3. Current Status of the Corporation, page 7

2. We acknowledge your response to prior comment six. Based on your response it appears that the $20 million payment has not been paid and will only be paid if Forest does not comply with a provision in the purchase agreement arising out of the settlement agreement. As previously requested, please provide us with your accounting analysis supporting recording the $20 million amount as income in the quarter. Please revise your disclosure to state when you received or expect to receive the $20 million non-recurring payment.

3. We acknowledge your response to comment seven. In light of the uncertainty of events with the FDA, please revise your disclosure to quantify the amount of inventory related to materials purchased for products out of your Michigan facilities for which the Company has filed ANDAs with the FDA. In addition, revise your disclosures to quantify the estimated impact on future results of operations and financial position regarding the unresolved FDA's concerns. In this regard, please consider all aspects of your operations and financial position including, but not limited to legal expenses, general and administrative expenses, inventory, sales, returns. If you are not able to estimate the impact on your future results of operations and financial position, then disclose that fact and why you are not able to provide an estimate.

Definitive Proxy Statement filed July 29, 2009
Compensation of Executive Officers
Compensation Discussion and Analysis
Components of Compensation-Executive Officers, page 11

4. In response to prior comments 2 and 3, you provide a partial clarification of your compensation practices. Please amend your Form 10-K to provide this additional disclosure regarding your goals and targets and your level of achievement thereof in connection with your cash bonuses. In addition, your amended Form 10-K

should include disclosure that expands on the information under the heading "to clarify" to also include the following:

    a. Please expand your disclosure of your level of achievement of the corporate goals for your Chief Executive Officer to disclose your actual achievement of your net sales and your percentage of gross profit for manufactured products; and

    b. Please disclose the individual goals for your Senior Vice President – Regulatory, as you only identify one of the three individual goals.

5. In response to prior comment 3, you disclose that "With respect to the target market share for the Sun Pharma products, this information is confidential, the disclosure of which would result in competitive harm to the Company." In order to receive confidential treatment for this target, you must show that such disclosure will directly result in your competitors gaining access to highly sensitive information, e.g. break-even points or cost structures relating to specific products. Please provide us with a detailed analysis which supports your statements that the disclosure of this target is competitively harmful. Please note that you may request confidential treatment for portions of your analysis pursuant to Rule 83. Alternatively, please disclose the target market share for the Sun Pharma products in your amended Form 10-K.

Grants of Plan-Based Awards, page 15

6. We are re-issuing prior comment 4. In your amended Form 10-K, please revise your table to include each grant of an award made to an executive officer in the last completed fiscal year under any plan. It appears that you have not included your proposed grant of awards under your non-equity incentive plan which you describe on pages 12-13. It also appears that you have not included your May 2, 2008 grant of 10,000 shares of common stock to your Chief Executive Officer that you describe on page 13.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant